Echo Metrix, Inc.
6800 Jericho Turnpike, Suite 208E
Syosset, NY 11791

July 28, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Echo Metrix, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
File 10-Q for the quarterly period ended March 31, 2010
File No. 001-31590

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter  dated July 12, 2010 relating to the above-referenced filings of Echo Metrix, Inc. (the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T) Controls and Procedures
Evaluation of our Disclosure Controls and Internal Controls, page 21

1. We refer to your assessment of disclosure controls and procedures, where you conclude that internal control over financial reporting was not effective, but do not provide a separate conclusion for the disclosure controls and procedures. Please amend your Form 10-K to revise the disclosure to provide a statement as the whether or not the disclosure controls and procedures are effective. Refer to Item 307 of Regulation S-K.

Response:

The Company has amended Item 9A(T) of Form 10-K as follows:

Evaluation of our Disclosure Controls and Internal Controls

Under the supervision and with the participation of our senior management, including our chief executive and financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report (the “Evaluation Date”). The disclosure controls and procedures are intended to insure that the information relating to us, including our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission (“SEC”) reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management has concluded that based on their evaluation that our disclosure controls and procedures are effective. The Company failed to state this conclusion in the Company’ s annual report on Form 10-K filed with the SEC on  March 31, 2010, due to an oversight. Management has concluded that internal control over financial reporting was not effective as of December 31, 2009 as further described below

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Erica Zalbert
Chief Financial Officer